Janet Barbiere 212.836.7506 janet.barbiere@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6760 www.kayescholer.com

August 16, 2013

Via E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Katherine Hsu, Office Chief

Re:	Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) Registration Statement on Form S-3 Filed May 31, 2013 File No. 333-189017

Dear Ms. Hsu,

On the date hereof, we have, on behalf of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) via the EDGAR system Pre-Effective Amendment No. 1 (the “Amendment”) to the referenced registration statement (the “Registration Statement”).  A copy of this letter is being transmitted via the EDGAR system contemporaneously with the filing of the Amendment.

On behalf of the Registrant, we have set forth below the Registrant’s responses to your letter, dated June 20, 2013, transmitting the comments of the Commission staff (the “Staff”) concerning the Registration Statement. We have also attached a “redlined version” of the Amendment marked to show the revisions made since the prior filing.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

United States Securities and Exchange Commission Division of Corporation Finance Ms. Katherine Hsu, Office Chief	- 2 -	August 16, 2013

Below are our responses, on behalf of the Registrant, to each of the comments included in your letter.  The responses follow each of the Staff’s comments, which have been retyped below.

Registration Statement on Form S-3

Form of Prospectus Supplement

Description of the Mortgage Pool – Representations and Warranties; Repurchases and Substitutions, page S-139

Comment:

1.
We note your statement that only the mortgage loan sellers will make representations and warranties with respect to each underlying mortgage loan that the depositor includes in the issuing entity. We also note that in the section “Transaction Participants – The Sponsors – Review of CGMRC Mortgage Loans – Legal Review”, you describe that the origination counsel identifies exceptions to the Sponsor representations and warranties, and that for each CGMRC Mortgage Loan purchased from a third party originator, CGMRC reviews the representations and warranties made by such originator. Please explain whether the representations and warranties made by the originators flow through to the issuing entity. Please also explain how the representations and warranties made by the originators differ from the representations and warranties made by the mortgage loan sellers. Refer to Item 1111(e) of Regulation AB.

Response:

The representations and warranties made by third party originators with respect to underlying mortgage loans that are purchased by the mortgage loan seller, sold to the depositor and then transferred to the issuing entity, are not assigned to the issuing entity and do not flow through to the issuing entity.  CGMRC endeavors to obtain representations and warranties from third party originators that match as closely as possible those representations and warranties provided to the issuing entity by CGMRC, and reviews the exceptions thereto identified by those third party originators, all as part of its own due diligence and legal review of the CGMRC Mortgage Loans.  However, the trustee on behalf of certificateholders would have recourse only to CGMRC for breach of representations and warranties directly made by CGMRC.  Accordingly, we do not believe that a summary pursuant to Item 1111(e) of Regulation AB of the representations and warranties made by such third party originators, or a discussion of the differences between the representations and warranties made by such third party originators and the representations and warranties made by the mortgage loan sellers, is material to investors in making their investment decisions with respect to the offered certificates, and may, in fact, be confusing.

We have revised the disclosure under the section “Transaction Participants—The Sponsors—Review of CGMRC Mortgage Loans—Legal Review” to clarify that the representations and warranties made by third party originators of any CGMRC Mortgage Loans purchased by CGMRC or its affiliates will not flow through to the issuing entity, and that the substitution or repurchase obligations of CGMRC, as mortgage loan seller, with respect to the CGMRC Mortgage Loans (including those purchased by CGMRC or its affiliates from a third party originator) under the related mortgage loan purchase agreement will constitute the sole remedy available to the certificateholders and the trustee for any uncured material breach of any CGMRC’s representations and warranties regarding the CGMRC Mortgage Loans.

United States Securities and Exchange Commission Division of Corporation Finance Ms. Katherine Hsu, Office Chief	- 3 -	August 16, 2013

Comment:

Transaction Participants – The Sponsors – Review of CGMRC Mortgage Loans – Legal Review, page S-144

2.
Please revise to provide a description of the questions that are included in the due diligence questionnaire, and the types of loan terms and property level information obtained during the origination process that are included in the asset summary. Please also revise to provide an understanding of whether sampling is used in the depositor’s review process related to the disclosure regarding the loans. If sampling is used, please revise to disclose the size of the sample and criteria used to select the loans that are sampled. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Response:

We have revised the disclosure under the section “Transaction Participants —Review of CGMRC Mortgage Loans—Legal Review” to provide a description of the questions that are included in the due diligence questionnaire, and the types of loan terms and property level information that are included in the asset summary.

Note that sampling is not used in the depositor’s review process related to the disclosure regarding the underlying mortgage loans.  This fact is currently disclosed under the section entitled “Transaction Participants —Review of CGMRC Mortgage Loans—General” on page S-143 of the Form of Prospectus, which states the following:

“In connection with the preparation of this prospectus supplement, CGMRC conducted a review of the Mortgage Loans that it is selling to the Depositor.  The review was conducted as set forth below and was conducted with respect to each of the CGMRC Mortgage Loans.  No sampling procedures were used in the review process.”

We note that Item 1111(a)(7)(i) of Regulation AB requires the disclosure of the nature of a review of the assets performed by an issuer or sponsor required by Securities Act Rule 193.  We believe that the requirements of Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB are satisfied by the existing disclosure under the section “Transaction Participants —Review of CGMRC Mortgage Loans” which contains a description of the nature of a review of the CGMRC Mortgage Loans performed by CGMRC, as sponsor of the securitization transaction, related to the disclosure regarding the CGMRC Mortgage Loans.

Comment:

Description of the Series 201_-C_ Pooling and Servicing Agreement – Amendment, page S-216

3.
We note your disclosure at the end of the page about lower court holdings regarding the application of TIA to certificates. Please delete “Securities and Exchange Commission practice” from the sentence that begins “These rules are contrary to more than three decades of market and….” Please also confirm that you are conducting an independent analysis of the applicability of TIA to these certificates.

United States Securities and Exchange Commission Division of Corporation Finance Ms. Katherine Hsu, Office Chief	- 4 -	August 16, 2013

Response:

We have deleted the words “Securities and Exchange Commission practice” from the sentence that begins “These rules are contrary to more than three decades of market and….” under the section “Description of the Series 201_-C_ Pooling And Servicing Agreement—Amendment” of the Form of Prospectus Supplement.  We also confirm, on behalf of the Registrant, that it is conducting an independent analysis of the applicability of the Trust Indenture Act to these certificates.

Comment:

Part II – Undertakings (Item 17) – Undertakings, page 5

4.
We note that you have included Item 512(l) of Regulation S-K in the Registration Statement. The accommodation that allows certain information to be provided on an Internet website applies only to filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your filing.

Response:

We have removed Item 512(1) of Regulation S-K from “Part II—Undertakings (Item 17 of Form S-3)” of the Registration Statement.

* * * * *

Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further.  You can reach me at (212) 836-7506.

Sincerely,

/s/Janet A. Barbiere
Janet A. Barbiere Kaye Scholer LLP

cc.
Lulu Cheng, United States Securities and Exchange Commission
Richard Simpson, Citigroup Commercial Mortgage Securities Inc.
Ryan M. O’Connor, Citigroup Commercial Mortgage Securities Inc.
William J. Cullen, Kaye Scholer LLP